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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)
 INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b)(c)
                AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (AMENDMENT NO. 1)(1)



                              HEALTHGATE DATA CORP.
       ------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
       ------------------------------------------------------------------

                         (Title of Class of Securities)


                                     42222 H
                   -------------------------------------------
                                 (CUSIP Number)





         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

|_|      Rule 13d - 1(b)

|_|      Rule 13d - 1(c)

|X|      Rule 13d - 1(d)





-------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------
CUSIP NO.  42222 H                    13G
------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                      William S. Reece
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.A.
------------------------------ ------- ----------------------------------------
                                 5     SOLE VOTING POWER
                                             536,552 shares
           NUMBER OF SHARES                   62,500 shares purchasable under
                                                     options (unvested)
        BENEFICIALLY OWNED BY                 20,833 shares purchasable
                                                     under options (vested)
        REPORTING PERSON WITH                -------
                                       Total 619,885 shares
                               ------- ----------------------------------------
                                 6     SHARED VOTING POWER
                                                N/A
                               ------- ----------------------------------------
                                 7     SOLE DISPOSITIVE POWER
                                             536,552 shares
                                              62,500 shares purchasable under
                                                     options (unvested)
                                              20,833 shares purchasable
                                                     under options (vested)
                                             -------
                                       Total 619,885 shares
                               ------- ----------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                                 N/A
------------- -----------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           619,885
------------- -----------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       |_|
------------- -----------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           10.2%
------------- -----------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
                           IN
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13G

ITEM 1 (a).  NAME OF ISSUER:

         HEALTHGATE DATA CORP.

ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         25 Corporate Drive
         Burlington, MA 01803

ITEM 2 (a).  NAME OF PERSON FILING:

         William S. Reece
ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         25 Corporate Drive
         Burlington, MA 01803

ITEM 2 (c).  CITIZENSHIP:

         U.S.A.

ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2 (e).  CUSIP NUMBER:

         42222 H

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

                   619,885 shares, including
                             536,552 shares
                              62,500 shares purchasable under options (unvested) 20,833 shares purchasable under options (vested)

         (b)      Percent of Class: 10.2%


                                  Page 3 of 5

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         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                             619,885 shares, including
                             536,552 shares
                             62,500 shares purchasable under options (unvested) 20,833 shares purchasable under options (vested)

                 (ii)      shared power to vote or to direct the vote:  N/A

                (iii) sole power to dispose or to direct the disposition of:

                             619,885 shares, including
                             536,552 shares
                              62,500 shares purchasable under options (unvested) 20,833 shares purchasable under options (vested)

                (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

                  Not Applicable.

NOTE 1: All information in this Schedule 13G is as of the close of business on December 31, 2001.

NOTE 2: Certain of the reporting person's stock options were voluntarily cancelled by the reporting person on 12/28/2001 pursuant to the Issuer's Offer to Exchange Certain Outstanding Options for New Options as described in the Issuer's Schedule TO as filed with the SEC on November 27, 2001, as amended. Subject to the terms and conditions of such Offer, the reporting person is eligible for a grant of 99,150 new stock options on or after July 1, 2002. The shares listed as beneficially owned above do not include such 99,150 contingent new stock options.


                                  Page 4 of 5

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  JANUARY 30, 2002
                                        --------------------------------------
                                                      (Date)

                                                 /s/ WILLIAM S. REECE
                                        --------------------------------------
                                                      (Signature)

                                                    WILLIAM S. REECE
                                        ---------------------------------------
                                                         (Name)


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